United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__ .)

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) No. 33.592.510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) No. 33.300.019.766

EXCERPT OF THE MINUTES OF THE

ORDINARY BOARD OF DIRECTORS MEETING

On July 29, 2020, at 9:00 am, met, by videoconference, Messrs. José Maurício Pereira Coelho – Chairman, Fernando Jorge Buso Gomes – Vice-Chairman Eduardo de Oliveira Rodrigues Filho, Isabella Saboya de Albuquerque, José Luciano Duarte Penido, Marcel Juviniano Barros, Marcelo Gasparino da Silva, Murilo Cesar Lemos dos Santos Passos, Oscar Augusto de Camargo Filho, Roger Allan Downey, Sandra Maria Guerra de Azevedo and Toshiya Asahi, and also Mr. Luiz Gustavo Gouvêa, as Governance Secretary of Vale, having resolved upon the following: “RESUMPTION OF SHAREHOLDER REMUNERATION POLICY AND PAYMENT OF JCP - (…) the Board of Directors, with the favorable opinion of the Financial Committee and with the opinion of the Fiscal Council that the proposal is in a condition to be considered by competent agencies, approved the (i) cancellation of the suspension of Vale’s Shareholders’ Compensation Policy, restoring it from the first quarter of 2020 as a reference for the calculation period; and (ii) payment, on 08.07.2020, of the gross amount of R$7,253,260,000.00, corresponding to the gross amount of R$1.414364369 per outstanding common share and per preferred share of the special class issued by Vale, as interest on the shareholders' equity, decided by the Board of Directors on 12.19.2019. (…)” I hereby attest that the item above reflects the decision taken by the Board of Directors.

Rio de Janeiro, July 29, 2020.

Luiz Gustavo Gouvêa

Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: July 31, 2020		Head of Investor Relations